Exhibit 99.1

Yunji Announces First Quarter 2024 Unaudited Financial Results

Hangzhou, CHINA, June 11, 2024 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 20241.

First Quarter 2024 Highlights

●	Total revenues in the first quarter of 2024 were RMB127.9 million (US$17.7 million), compared with RMB178.7 million in the same period of 2023. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Repeat purchase rate[2] in the twelve months ended March 31, 2024 was 74.4%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “Last month, we celebrated Yunji’s ninth anniversary, marking this milestone with the unveiling of new initiatives and fresh visions. We are dedicated to working closely with our employees and service managers to further cultivate and grow our business in the beauty and healthcare sectors.”

“During the quarter, we maintained a stable gross margin. We will continue to refine our operations while efficiently managing our assets,” said Mr. Yeqing Cui, Senior Financial Director of Yunji.

First Quarter 2024 Unaudited Financial Results

Total revenues were RMB127.9 million (US$17.7 million), compared with RMB178.7 million in the same period of 2023. This change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenues from sales of merchandise were RMB102.0 million (US$14.1 million), compared with RMB143.0 million in the same period of 2023.

●	Revenues from the marketplace business were RMB24.1 million (US$3.3 million), compared with RMB32.9 million in the same period of 2023.

●	Other revenues were RMB1.8 million (US$0.3 million), compared with RMB2.8 million in the same period of 2023.

Total cost of revenues decreased by 30.7% to RMB64.7 million (US$9.0 million), or 50.6% of total revenues, from RMB93.5 million, or 52.3% of total revenues, in the same period of 2023. The decrease was mainly attributable to the change in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the first quarter of 2024.

Total operating expenses decreased by 11.0% to RMB75.9 million (US$10.5 million) from RMB85.3 million in the same period of 2023.

●	Fulfillment expenses decreased by 19.2% to RMB21.9 million (US$3.0 million), or 17.1% of total revenues, from RMB27.1 million, or 15.2% of total revenues, in the same period of 2023. The decrease was mainly due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

●	Sales and marketing expenses decreased by 12.8% to RMB25.8 million (US$3.6 million), or 20.2% of total revenues, from RMB29.6 million, or 16.6% of total revenues, in the same period of 2023. The decrease was mainly due to the reduction in member management fees, partially offset by an increase in business promotion expenses.

●	Technology and content expenses decreased by 0.2% to RMB13.3 million (US$1.8 million), or 10.4% of total revenues, from RMB13.4 million, or 7.5% of total revenues, in the same period of 2023.

●	General and administrative expenses decreased by 2.0% to RMB14.9 million (US$2.1 million), or 11.6% of total revenues, from RMB15.2 million, or 8.5% of total revenues, in the same period of 2023. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements, partially offset by an increase in the allowance for credit losses.

Loss from operations was RMB9.3 million (US$1.3 million), compared with income from operations of RMB1.0 million in the same period of 2023.

Financial income, net was RMB14.7 million (US$2.0 million), compared with financial loss, net of RMB22.2 million in the same period of 2023, mainly due to an increase in the fair value changes of equity securities investments.

Net income was RMB3.9 million (US$0.5 million), compared with net loss of RMB22.9 million in the same period of 2023.

Adjusted net income (non-GAAP)3 was RMB3.0 million (US$0.4 million), compared with adjusted net loss (non-GAAP) of RMB27.2 million in the same period of 2023.

Basic and diluted net income per share attributable to ordinary shareholders were both nil, compared with basic and diluted net loss per share of RMB0.01 in the same period of 2023.

Acquisition of Land Use Right

In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Tuesday, June 11, 2024, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	4223382

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	517,542	478,833	66,318
Restricted cash	27,169	26,196	3,628
Short-term investments	7,195	245	34
Accounts receivable, net (Allowance for credit losses of RMB35,159 and RMB34,939, respectively)	64,312	71,163	9,856
Advance to suppliers	14,058	11,224	1,555
Inventories, net	42,716	35,686	4,942
Amounts due from related parties	1,361	1,990	276
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB13,017 and RMB14,882, respectively)	134,247	154,614	21,414

Total current assets	808,600	779,951	108,023

Non-current assets
Property and equipment, net	175,451	175,259	24,273
Long-term investments	364,159	375,316	51,981
Operating lease right-of-use assets, net	16,507	15,672	2,169
Other non-current assets (Allowance for credit losses of RMB22,213 and RMB18,498, respectively)	189,067	172,301	23,863

Total non-current assets	745,184	738,548	102,286

Total assets	1,553,784	1,518,499	210,309

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	96,782	82,783	11,465
Deferred revenue	9,412	10,538	1,459
Incentive payables to members[5]	124,889	100,027	13,854
Member management fees payable	4,373	3,901	540
Other payable and accrued liabilities	109,200	107,923	14,947
Amounts due to related parties	3,535	3,190	442
Operating lease liabilities - current	3,376	3,416	473

Total current liabilities	351,567	311,778	43,180

Non-current liabilities
Operating lease liabilities	11,122	11,252	1,558

Total non-current liabilities	11,122	11,252	1,558

Total Liabilities	362,689	323,030	44,738

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(116,108)	(116,045)	(16,072)
Additional paid-in capital	7,328,680	7,327,734	1,014,879
Statutory reserve	16,254	16,254	2,251
Accumulated other comprehensive income	85,291	86,706	12,009
Accumulated deficit	(6,123,971)	(6,120,131)	(847,628)
Total Yunji Inc. shareholders’ equity	1,190,216	1,194,588	165,449
Non-controlling interests	879	881	122
Total shareholders’ equity	1,191,095	1,195,469	165,571
Total liabilities and shareholders’ equity	1,553,784	1,518,499	210,309

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2023	March 31, 2024
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	142,958	102,046	14,133
Marketplace revenue	32,957	24,057	3,332
Other revenues	2,829	1,755	243
Total revenues	178,744	127,858	17,708
Operating cost and expenses:
Cost of revenues	(93,462)	(64,745)	(8,967)
Fulfilment	(27,118)	(21,908)	(3,034)
Sales and marketing	(29,585)	(25,808)	(3,574)
Technology and content	(13,352)	(13,326)	(1,846)
General and administrative	(15,172)	(14,835)	(2,055)
Total operating cost and expenses	(178,689)	(140,622)	(19,476)
Other operating income	909	3,432	475
Income/(loss) from operations	964	(9,332)	(1,293)
Financial (loss)/income, net	(22,192)	14,665	2,031
Foreign exchange income/(loss), net	2,363	(241)	(33)
Other non-operating income, net	486	-	-
(Loss)/Income before income tax expense, and equity in loss of affiliates, net of tax	(18,379)	5,092	705
Income tax expense	(3,079)	(331)	(46)
Equity in loss of affiliates, net of tax	(1,475)	(896)	(124)
Net (loss)/income	(22,933)	3,865	535
Less: net income attributable to non-controlling interests shareholders	-	2	-
Net (loss)/income attributable to YUNJI INC.	(22,933)	3,863	535

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2023	March 31, 2024
	RMB	RMB	US$
Net (loss)/income attributable to ordinary shareholders	(22,933)	3,863	535
Net (loss)/income	(22,933)	3,865	535
Other comprehensive (loss)/income
Foreign currency translation adjustment	(11,927)	1,415	196
Total comprehensive (loss)/income	(34,860)	5,280	731
Less: total comprehensive income attributable to non-controlling interests shareholders	-	2	-
Total comprehensive (loss)/income attributable to YUNJI INC.	(34,860)	5,278	731
Net (loss)/income attributable to ordinary shareholders	(22,933)	3,863	535
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,983,680,743	1,967,014,878	1,967,014,878
Net loss per share attributable to ordinary shareholders
Basic	(0.01)	-	-
Diluted	(0.01)	-	-

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2023	March 31, 2024
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	(139)	420	58
General and administrative	(715)	(1,248)	(173)
Fulfillment	(2,820)	(118)	(16)
Sales and marketing	(631)	63	9
Total	(4,305)	(883)	(122)

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2023	March 31, 2024
	RMB	RMB	US$
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income:
Net (loss)/income	(22,933)	3,865	535
Add: Share-based compensation	(4,305)	(883)	(122)
Adjusted net (loss)/income	(27,238)	2,982	413

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. “Repeat purchase rate” only considers orders placed through the Company’s app. Repeat purchases made through the Company’s mini-programs are excluded from the calculation.
3.	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
4.	As of March 31, 2024, Short-term loan receivables of amount RMB100,809 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.
5.	As of March 31, 2024, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.
6.	As of March 31, 2024, the Group, as one of the five co-defendants, was involved in an on-going legal proceeding that arose in the ordinary course of business (the “Case”). The plaintiff sought monetary damages jointly and severally from all co-defendants. As of the date of this earnings release, the Case is still under the appeal trial process and subject to final judgment by the Guangzhou Intermediate People’s Court, and the amount involved is approximately RMB23.1 million. Based on the currently available information, management believes that the claims by the plaintiff have no merit and the Group has valid defence and will defend vigorously in the Case. Accordingly, the Group has not made accrual for the Case as of March 31, 2024.